# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: John Wiley & Sons, Inc., CIK 0000107140
CUSIP: 968223305
Title of class of securities: Class B
Address of issuer's principal executive offices: 3308 El Camino Avenue, Suite 300, Box 60, Sacramento, California (CA), 95821
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001200353
Persons authorized to receive notices and communications: Bryan Henderson, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, 214-953-6744

## Reporting persons
- Deborah E. Wiley (CIK 0001200353): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 31,559; shared voting power 8,162,256; sole dispositive power 31,559; shared dispositive power 8,162,256; aggregate amount beneficially owned 8,193,815 (91.47% of the class)
  Comment: Rows 7, 9:
  Held through IRA or trust vehicles over which the Reporting Person may be deemed to have beneficial ownership.
  
  Rows 8, 10:
  Includes (i) 8,125,536 shares of Class B Common Stock held by EPH LLC, with respect to which the Reporting Person, PBW, WBW, JCW, CW and EHW share beneficial ownership and (ii) 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, PBW and WBW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 62.98% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- E.P. Hamilton Trusts LLC (CIK 0001255499): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,125,536; shared voting power 0; sole dispositive power 8,125,536; shared dispositive power 0; aggregate amount beneficially owned 8,125,536 (90.7% of the class)
  Comment: Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 60.77% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- Peter Booth Wiley (CIK 0001202807): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,402; shared voting power 8,162,256; sole dispositive power 6,402; shared dispositive power 8,162,256; aggregate amount beneficially owned 8,168,658 (91.19% of the class)
  Comment: Rows 7, 9:
  Held in trusts controlled by the Reporting Person.
  
  Rows 8, 10:
  Includes (i) 8,125,536 shares of Class B Common Stock held by EPH LLC, with respect to which the Reporting Person, DEW, WBW, JCW, CW and EHW share beneficial ownership and (ii) 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, DEW and WBW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 62.77% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- W. Bradford Wiley II (CIK 0001203434): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,162,256; sole dispositive power 0; shared dispositive power 8,162,256; aggregate amount beneficially owned 8,162,256 (91.11% of the class)
  Comment: Rows 8, 10:
  Includes (i) 8,125,536 shares of Class B Common Stock held by EPH LLC, with respect to which the Reporting Person, PBW, DEW, JCW, CW and EHW share beneficial ownership and (ii) 36,720 shares of Class B Common Stock held under the Trust of Esther B. Wiley, with respect to each of which the Reporting Person, DEW and PBW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 62.49% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- Elizabeth H. Wiley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,800; shared voting power 8,125,536; sole dispositive power 2,800; shared dispositive power 8,125,536; aggregate amount beneficially owned 8,128,336 (90.74% of the class)
  Comment: Rows 8, 10:
  Includes 8,125,536 shares of Class B Common Stock held by EPH LLC with respect to which the Reporting Person, PBW, DEW, WBW, JCW and CW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 60.79% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- Celia Wiley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 25,063; shared voting power 8,125,536; sole dispositive power 25,063; shared dispositive power 8,125,536; aggregate amount beneficially owned 8,150,599 (90.98% of the class)
  Comment: Rows 8, 10:
  Includes 8,125,536 shares of Class B Common Stock held by EPH LLC, with respect to which the Reporting Person, PBW, DEW, WBW, JCW and EHW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 60.95% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.
- Jesse C. Wiley (CIK 0001558814): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 24,565; shared voting power 8,125,536; sole dispositive power 24,565; shared dispositive power 8,125,536; aggregate amount beneficially owned 8,150,101 (90.98% of the class)
  Comment: Rows 8, 10:
  Includes 8,125,536 shares of Class B Common Stock held by EPH LLC, with respect to which the Reporting Person, PBW, DEW, WBW, CW and EHW share beneficial ownership.
  
  Row 13:
  As described in Item 1 below, shares of Class B Common Stock have disproportionate voting power with respect to the election of directors. As a result, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 60.95% of the voting power of the Issuer based on the aggregate amount of shares of Class A Common Stock and Class B Common Stock the Reporting Person beneficially owns or may be deemed to beneficially own.

## Item 1. Security and Issuer
Title of class of securities: Class B
Name of issuer: John Wiley & Sons, Inc.
Address of issuer's principal executive offices: 3308 El Camino Avenue, Suite 300, Box 60, Sacramento, California (CA), 95821
Comment:
This Amendment No. 7 to Schedule 13D (this "Amendment No. 7) is being filed jointly by the Reporting Persons (as defined below). This Amendment No. 7 amends and supplements, solely to the extent set forth herein, the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 24, 1978 on behalf of certain of the Reporting Persons that was amended and restated in its entirety by Amendment No. 5 to Schedule 13D filed by certain of the Reporting Persons on March 17, 2003 and further amended and supplemented by Amendment No. 6 on July 14, 2023 (as amended to date, the "Schedule 13D").

Due to technical limitations of only being able to enter nine alpha numeric characters on the facing sheet of this Amendment No. 7, we are filing two versions of this Amendment No. 7 that amend the same Schedule 13D. The first relates to the Class A Common Stock (CUSIP: 968223206). The second relates to the Class B Common Stock (CUSIP: 968223305).

This Amendment No. 7 is being filed following a charitable gift by one of the Reporting Persons, W. Bradford Wiley II ("WBW"), of 35,000 shares of Class A Common Stock effected on May 9, 2025. WBW, together with his siblings Peter Booth Wiley and Deborah E. Wiley have served for decades as managers of E.P. Hamilton Trusts LLC ("EPH LLC"). For estate planning purposes, on September 6, 2023, Jesse C. Wiley, Celia Wiley and Elizabeth H. Wiley were appointed as additional managers of EPH LLC and, as a result, began sharing beneficial ownership of the securities held by EPH LLC for purposes of this Schedule 13D.

Information and defined terms reported in the Schedule 13D remain in effect except to the extent they are amended or superseded by information or defined terms contained in this Amendment No. 7.

Item 1 is hereby amended and restated as follows:

This Amendment No. 7 on Schedule 13D/A is being jointly filed by the Reporting Persons and relates to two classes of Common Stock, the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock") and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of John Wiley & Sons, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 River Street, Hoboken, New Jersey 07030.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. By its terms, each share of Series B Common Stock is convertible into one share of Class A Common Stock at the option of the holder. Shares of Class A Common Stock are not convertible. Other than in connection with the election of directors, each share of Class A Common Stock is entitled to one-tenth (1/10) of one vote and each share of Class B Common Stock is entitled to one vote. Moreover, the holders of Class A Common Stock are entitled to elect 30% of the entire Board of Directors of the Issuer and if 30% of the authorized number of directors is not a whole number, the holders of Class A Stock are entitled to elect the nearest higher whole number of directors that is at least 30% of such membership. Holders of Class B Common Stock are entitled to elect the remainder of the directors. As a result, at the time of the Issuer's last proxy statement, three directors were elected by the holders of Class A Common Stock, and seven directors are elected by the holders of Class B Common Stock.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by the following persons and entities (each, a "Reporting Person"): (i) EPH LLC, an investment holding company, (ii) Deborah E. Wiley, a retired individual citizen of the United States, (iii) Peter Booth Wiley, a retired individual citizen of the United States, (vi) W. Bradford Wiley II, a retired individual citizen of the United States, (iv) Elizabeth H. Wiley, an individual citizen of the United States engaged in investment management, (v) Celia Wiley, an individual citizen of the United States engaged in investment management and (vi) Jesse C. Wiley, an individual citizen of the United States who is engaged in investment management and serves as the Chairman of the Board of the Issuer.
Residence or business address: Each Reporting Person has a principal business address of 3308 El Camino Avenue, Suite 300, Box 60, Sacramento, CA 95821.
Present principal occupation or employment: Deborah E. Wiley, Peter Booth Wiley, W. Bradford Wiley II, Elizabeth H. Wiley, Celia Wiley and Jesse C. Wiley each serve as a manager of EPH LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information provided in Item 2(d) above is hereby incorporated by reference.
Citizenship: The information provided in Item 2(a) above is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

As previously reported in Amendment No. 6, the Reporting Persons seek to maintain the ability to elect a majority of the Board of Directors of the Issuer. As described above, the holders of Class B Common Stock are currently entitled to elect seven directors to the Issuer's ten-person Board of Directors. The Reporting Persons collectively have the power to vote in excess of 90% of the outstanding Class B Common Stock and, as a result, are entitled to elect seven directors. However, each of the directors elected by the Class B Common Stock other than Matthew Kissner, the Chief Executive Officer of the Company, and Jesse C. Wiley, the Chairman of the Board of Directors, are considered independent directors under NYSE and applicable SEC rules. The Reporting Persons do not have any current plans to nominate a slate of directors. The Reporting Persons may effect sales or transfers of securities of the Issuer in connection with ordinary estate planning matters. Except as described in this Item 4, the Reporting Persons do not have any other plans or proposals or that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although each Reporting Person reserves the right to study and develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth for each Reporting Person in Rows 7 through 13 (together with related footnotes) of the cover page of the Amendment No. 7 relating to the Class A Common Stock and the Amendment No. 7 relating to the Class B Common Stock is incorporated herein by reference. In the aggregate, the Reporting Persons collectively beneficially own, or may deemed to beneficially own, (i) 3,855,505 shares of Class A Common Stock, which stock represents 8.59% of the outstanding Class A Common Stock and 2.87% of the combined voting power of the Class A Common Stock and Class B Common Stock and (ii) 8,252,645 shares of Class B Common Stock, which stock represents 92.12% of the outstanding Class B Common Stock and 61.37% of the combined voting power of the Class A Common Stock and Class B Common Stock. Including both their holdings of Class A Common Stock and Class B Common Stock, the Reporting Persons own or may be deemed to own stock representing 64.24% of the combined voting power of the Class A Common Stock and Class B Common Stock. In calculating the percentage of ownership in Row 13 of the cover page of this Amendment No. 7 for each Reporting Person and in this Item 5, it has been assumed that the total number of shares of Class A Common Stock outstanding was 44,892,855 and the total number of shares of Class B Common Stock outstanding was 8,958,212, in each case, on February 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2025, filed with the SEC on March 7, 2025. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) above is hereby incorporated by reference.

## Signatures
- Deborah E. Wiley: /s/ Nathaniel Wiley, Nathaniel Wiley / Attorney-in-Fact (05/13/2025)
- E.P. Hamilton Trusts LLC: /s/ Nathaniel Wiley, Nathaniel Wiley / Attorney-in-Fact (05/13/2025)
- Peter Booth Wiley: /s/ Nathaniel Wiley, Nathaniel Wiley / Attorney-in-Fact (05/13/2025)
- W. Bradford Wiley II: /s/ Nathaniel Wiley, Nathaniel Wiley / Attorney-in-Fact (05/13/2025)
- Elizabeth H. Wiley: /s/ Elizabeth H. Wiley, Elizabeth H. Wiley (05/13/2025)
- Celia Wiley: /s/ Celia Wiley, Celia Wiley (05/13/2025)
- Jesse C. Wiley: /s/ Jesse C. Wiley, Jesse C. Wiley (05/13/2025)